NEWS RELEASE

David Deisley is Appointed Executive Vice President
and General Counsel of NOVAGOLD

>	An Industry Leader with an Extensive Track Record of Success in Project Permitting, Corporate Social Responsibility, Mergers and Acquisitions and Corporate Development

>	A Major Addition to an Experienced Team with a Strong Track Record to Take Donlin Gold Up the Value Chain

September 4, 2012 — Vancouver, British Columbia — NOVAGOLD RESOURCES INC. (TSX, NYSE-MKT: NG) (“NOVAGOLD” or “the Company”) is pleased to announce the appointment of David Deisley to the position of Executive Vice President and General Counsel, effective November 1, 2012. In this executive role, Mr. Deisley will be responsible for NOVAGOLD’s legal governance and support the Company’s efforts to advance the recently announced permitting process on its 50%-owned Donlin Gold Project (“Donlin Gold” or the “Project”) in Alaska. The Project is owned equally by wholly-owned subsidiaries of NOVAGOLD and Barrick Gold Corporation (“Barrick Gold”).

Mr. Deisley has over 25 years of experience in the mining industry in the Americas. He currently serves as Executive Vice President, Corporate Affairs and General Counsel for Goldcorp Inc. (“Goldcorp”). Mr. Deisley joined Goldcorp in September 2007 as General Counsel and was appointed to his current position in July 2010. During his tenure with Goldcorp, Mr. Deisley has played a leading role in the implementation of corporate development transactions and in the advancement of Goldcorp’s corporate social responsibility policy and practices. Prior to Goldcorp, Mr. Deisley served in several progressively responsible capacities with Barrick Gold Corporation, including Regional General Counsel for Barrick Gold North America where, among his many achievements, he played key roles in advancing Barrick’s engagement with Western Shoshone communities in Nevada and permitting some of the largest gold mining operations in the world. Prior to his tenure with Barrick Gold, he practiced law at Parsons Behle & Latimer, a highly ranked Salt Lake City-based law firm with a major practice in energy and natural resources law. At Parsons Behle & Latimer, Mr. Deisley served as a member and chair of the firm’s Natural Resources Practice Group. He obtained his Juris Doctor from the University of Utah, College of Law and his Bachelor of Arts from Brown University.

“Having held senior positions with Goldcorp and Barrick Gold, Dave's frame of reference within our industry is vast and runs the gamut from permitting and environmental management to mergers and acquisitions,” said Gregory Lang, NOVAGOLD’s President and Chief Executive officer. “His accomplishments in these various arenas are numerous and have served to enhance shareholder value. To permit a major mine such as Donlin Gold, for example, requires a corporate lawyer knowledgeable in Federal and State law as well as an individual sensitive to social issues and environmental concerns. I can attest to the fact that Dave embodies all these qualities. I was privileged to work with him on the development of numerous mines in the United States. That experience will be particularly important for us as it applies to the development of Donlin Gold in Alaska. The stakeholders of NOVAGOLD, which include the State of Alaska and Federal governments, native groups and shareholders of the Company, are truly fortunate to have Dave join the team charged to turn this major development project into a model gold mine."

Donlin Gold recently submitted a Plan of Operations and the Wetlands Permit Application under Section 404 of the U.S. Clean Water Act to federal and state regulators, thus formally initiating the permitting process. This permit application is the driver for the start of the environmental review process under the National Environmental Policy Act (“NEPA”) leading to the development of an Environmental Impact Statement (“EIS”). Over the next few months, the notice of intent for the EIS is expected to be prepared and published by the U.S. Army Corps of Engineers and followed by public scoping for the NEPA process.

“Dave is one of the best and most experienced talents in his field,” said Thomas Kaplan, NOVAGOLD's Chairman. “His track record of professionalism and enhancement of shareholder value is excellent, and renders him an ideal addition to the solid and accomplished management team Greg Lang is building for NOVAGOLD. Excellence in mining is a multifaceted concept which is measured not just by increased production and lower costs; it encompasses a strong commitment to environmental responsibility, a great respect for community and traditional values and a long-term vision for sustainable development. Donlin Gold is one of the world’s most significant gold development projects: it uniquely combines the characteristics of the largest known gold reserve base, highest grade, extraordinary mine life and exploration potential, significant production profile and exceptional jurisdictional safety. Its true value, however, resides in management’s ability to execute on what is envisaged to be the largest gold mine in the world when it goes into production. In that regard, we are blessed to have a seasoned team of industry leaders, led by Greg Lang, and now joined by David Deisley that can put their impeccable track records of building major mines on-budget and on-time, and with great attention to safety and social responsibility, to work for NOVAGOLD. This is a great foundation for building true and enduring wealth for many decades to come...and in a first-rate fashion in which we can all take great pride.”

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New Branding Announcement

NOVAGOLD is proud to announce the launch of a new logo to reflect its focus on gold. In addition to a new brand, NOVAGOLD has adopted "SOLID. SECURE. GOLDEN." as the tagline that aptly describes the Company’s main asset, Donlin Gold, which in terms of size, grade, exploration potential, production profile, and jurisdictional safety, is regarded to be the most important gold project in the world today. We invite you to visit our recently updated website at www.novagold.com.

Please note: As part of the rebranding, the company has converted its primary domain to .com from .net, therefore, all email formats within NOVAGOLD are now firstname.lastname@novagold.com. Please update your contacts accordingly.

About NOVAGOLD

NOVAGOLD is a well-financed precious metals company engaged in the exploration and development of mineral properties in North America. The Company’s flagship asset is its 50%-owned Donlin Gold project in Alaska, one of the safest jurisdictions in the world. With approximately 39 million ounces of gold in the Measured and Indicated resource categories (541 million tonnes at an average grade of approximately 2.2 grams per tonne), Donlin Gold is regarded to be one of the largest, and most prospective known gold deposits in the world. According to the Updated Feasibility Study, once in production, Donlin Gold should average approximately 1.5 million ounces of gold per year for the first five years, followed by decades of more than one million ounces per year. The Donlin Gold project has substantial exploration potential beyond the designed footprint which currently covers only three kilometers of an approximately eight-kilometer strike length of the property. Permitting will be underway shortly for the Donlin Gold project. NovaGold also owns 50% of the Galore Creek copper-gold-silver project located in northern British Columbia. According to the 2011 Pre-Feasibility Study, Galore Creek is expected to be the largest copper mine in Canada, a tier-one jurisdiction, when it is put into production. NovaGold is currently evaluating opportunities to sell all or a portion of its interest in Galore Creek and will apply the proceeds toward the development of Donlin Gold. NovaGold has a strong track record of forging collaborative partnerships, both with local communities and with major mining companies.

Scientific and Technical Information

Scientific and technical information contained herein with respect to Donlin Gold is derived from the “Donlin Creek Gold Project Alaska, USA NI 43-101 Technical Report on Second Updated Feasibility Study” compiled by AMEC. Kirk Hanson, P.E., Technical Director, Open Pit Mining, North America, (AMEC, Reno), Gordon Seibel, R.M. SME, Principal Geologist, (AMEC, Reno), Tony Lipiec, P.Eng. Manager Process Engineering (AMEC, Vancouver) are the Qualified Persons responsible for the preparation of the independent technical report, each of whom are independent “qualified persons” as defined by NI 43-101.

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NOVAGOLD Contact:

Mélanie Hennessey
Vice President, Corporate Communications

Erin O’Toole
Analyst, Investor Relations

604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, the timing of permitting and potential development of the Project, statements relating to NovaGold’s future operating and financial performance, outlook, and the potential sale of all or part of NovaGold’s interest in Galore Creek are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; completion of transactions; market prices for precious and base metals; intended use of proceeds; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold Corporation and Teck Resources Limited for the continued exploration and development of the Donlin Gold and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risk and uncertainties disclosed in NovaGold’s Annual Information Form for the year-ended November 30, 2011, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

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